

December 20, 2018

Lawrence D. Martin
Chief Financial Officer
Hallador Energy Company
1660 Lincoln Street, Suite 2700
Denver, CO 80264-2701

> **Re: Hallador Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 13, 2018**
> **Form 8-K filed November 7, 2018**
> **File No. 001-34743**

Dear Mr. Martin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
(1) Summary of Significant Accounting Policies, page 48

1. Please tell us how you have applied the guidance in FASB ASC 280-10 "Segment Reporting" in regards to the identification of your Chief Operating Decision Maker ("CODM"), the identification of your operating segments, and presentation of your reportable segments. Please include an analysis of the various factors you considered in identifying your operating segments pursuant to ASC 280-10-50-1 including the nature of the information provided to the CODM, the budgeting process, compensation, and the management and organizational structure between the CODM and your coal mining operations and any other factors that may be applicable.

Inventories, page 48

2.   You disclose that coal inventory costs include labor, supplies, equipment costs (including depreciation thereto) and overhead. Please expand your disclosure to address whether depreciation, depletion and/or amortization of land and mineral rights, mine development costs and buildings are included in inventory costs.

Form 8-K Filed November 7, 2018

Exhibit 99.1

3.   We note you present the non-GAAP measures Adjusted EBITDA and Adjusted Free Cash Flow in your exhibit furnished under Item 2.02 of this Form 8-K. Please include a reconciliation of these non-GAAP measures to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining